FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill
≠
, J G Hopwood, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel      +508  839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel       +27 11 562-9706
Mobile  +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@
             goldfields.co.za
Media Enquiries

Julian Gwillim
Mobile  +27 (0) 82 452 4389
email    Julian.Gwillim@goldfields.co.za

MEDIA RELEASE
NUM SERVES STRIKE NOTICE ON GOLD FIELDS
Johannesburg, 1 March 2010: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced that it has
received a notice from the National Union of Mineworkers (NUM)
informing the Company that the NUM intends to embark on strike action across all of Gold Fields’ operations in South Africa from
Sunday, 7 March 2010.

The NUM has indicated that the strike will proceed indefinitely unless
Gold Fields abolishes the Functional Work Capacity Testing System
(the System) on all of its South African mines.

The Mine Health and Safety legislation in South Africa requires of an employer to implement a Functional Work Capacity Testing System together with an associated Code of Practice. The purpose of this legislation is to ensure that all individuals working on a mining operation meet the basic standards of fitness required to work safely in an underground situation, and is central to maintaining a safe working environment.

Following consultation with all employee representative
organisations, including the NUM, implementation of the System commenced in 2006 for all new recruits at Gold Fields’ mining operations in South Africa.

The NUM, however, recently expressed its dissatisfaction with the
System following certain new recruits being deemed unfit to work on an underground mining operation after undergoing the test.

As a result Gold Fields and the NUM have been in dialogue for the past six months in an effort to find a solution for the continuation of the System, which would meet the requirements of the law and be acceptable to both the NUM and the Company. The NUM, however, has continued to insist that the System be abolished in its entirety.

Gold Fields and the NUM will be meeting during the week with a view to resolving the matter. Failing resolution of the matter, or withdrawal of the strike notice by the NUM, Gold Fields will have no choice but to apply for an urgent interdict to have the proposed strike action declared illegal.

Vishnu Pillay, Executive Vice President and Head of Gold Fields’ operations in South Africa commented: “Gold Fields fully intends to continue seeking constructive engagement with the NUM in an effort to find a solution that satisfies the requirements of the law, and is acceptable to the NUM, the Company and all other stakeholders. I am confident that a solution will be found.”
ends

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange
(NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at
www.goldfields.co.za.

*Based on the annualised run rate for the fourth quarter of F2009

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 March 2010

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs